BRF S.A.

Public-Held Company with Authorized Capital
CNPJ No. 01.838.723/0001-27
NIRE 42.300.034.240
CVM 1629-2

NOTICE TO THE MARKET

BRF S.A. (B3: BRFS3; NYSE: BRFS) (“Company”), listed in the special corporate governance segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) known as Novo Mercado, pursuant to the provisions of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporation Law”), Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 44, of August 23, 2021 ("CVM Resolution 44"), and in addition to the Company's Material Fact disclosed on May 31, 2023, hereby informs its shareholders and to the market in general that, at the Extraordinary General Meeting held on this date, all matters subject to the Call Notice dated June 1, 2023 were approved, as follows:

(i)	increase of the authorized capital limit, from the current one billion, three hundred and twenty-five million (1,325,000,000) common shares to one billion, eight hundred and twenty-five million (1,825,000,000) common shares, with the consequent amendment of the caput of article 7 of the Company's bylaws (“Company’s Bylaws”) and consolidation of the Company's Bylaws; and
(ii)	deletion of article 41 of the Company’s Bylaws, under the condition precedent to the settlement of an eventual capital increase through the issuance of new shares by the Company ("Capital Increase") with the consequent deletion of cross references and renumbering of the other articles, and consolidation of the Company’s Bylaws. Additionally, the waiver to the shareholders and/or investors from conducting a Tender Offer referred to in article 41 of the Company's Bylaws, in the context of an eventual Capital Increase (regardless of whether the Capital Increase will be approved by the shareholders or by the Company's Board of Directors).

Further information regarding the Capital Increase (and the respective public offering of the Company's shares) will be disclosed opportunely by the Company.

The Company reinforces its commitment to broad transparency and informs that it will keep its shareholders and the market informed of any relevant updates regarding this matter.

São Paulo, July 3, 2023.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer